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                     NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
                          600 WEST BROADWAY, 30TH FLOOR
                               SAN DIEGO, CA 92101

October 19, 2005


Writer's Direct
Dial Number:
(619) 687-2988



Mr. Brion Thompson
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Nicholas-Applegate Institutional Funds (the "Trust" or "Registrant") Form N-14 Registration Statement
          File No. 333-128373
          CIK No. 0000895414

Dear Mr. Thompson,

     Pursuant to our telephone conversation on October 12 and 13, 2005, the Trust hereby submits this application for withdrawal of the Registration Statement together with all exhibits filed on September 16, 2005 (SEC Accession No. 0001047469-05-023000) pursuant to Rule 477(a) of the Securities Act of 1933 (the "Act") (the "Application") .

     The Registration Statement is being withdrawn as the Trust replaces the Registration Statement with a New Registration Statement incorporating staff comments to the Registration Statement and the consent of Independent Public Accountants filed immediately after this application for withdrawal.

     Registrant has requested acceleration of the New Registration Statement to October 21, 2005 pursuant to Rule 461(a). Please issue an order with respect to this Application as soon as possible.

     Pursuant to the requirements of Rule 478 of the Act, this Application for withdrawal of the Amendment has been signed by the President of the Trust this 18th day of October 2005.

     If you have any questions concerning this filing, please contact me directly at the number indicated above.

Sincerely,


Deborah A. Wussow
Assistant Secretary

     And By:




Horacio A. Valeiras
President of the Trust

Cc:  Charles H. Field, Jr.
     Richard M. Phillips